BB 2/21

03001431

UNITED STATES
[illegible] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18470

SEC MAIL RECEIVED FEB 21 2003 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton H. Sachs Co. dba The Sachs Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1346 South Third Street
(No. and Street)

My Commission Expires Feb. 27, 2006

Louisville	Kentucky	40208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald McGrath (502) 636-5282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, A. Nicholas Sachs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton H. Sachs Co. dba The Sachs Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

NICOLE M. JACOBSEN
Notary Public, State at Large, KY
My commission expires Feb. 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Morton H. Sachs and Co. dba
The Sachs Company

For the Year Ended December 31, 2002
With Report of Independent Auditors

Morton H. Sachs and Co. dba
The Sachs Company
Financial Statements and Additional Information
For the Year Ended December 31, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
Morton H. Sachs and Co. dba
The Sachs Company

We have audited the accompanying statement of financial condition of Morton H. Sachs and Co. dba The Sachs Company (a Kentucky corporation) as of December 31, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton H. Sachs and Co. dba The Sachs Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 14, 2003

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Financial Condition
December 31, 2002

Assets	
Current assets	
Cash	$ 63,441
Accounts receivable:	
Brokers	108,245
Management fees	2,251
Advisory fees	1,809
Other	497
Total accounts receivable	112,802
Investment in securities	257,130
Prepaid expenses	10,180
Total current assets	443,553
Property and equipment, net	37,817
Other receivables from related parties	324,760
Other investments	2,400
Other assets	63,543
Total assets	$ 872,073
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable	$ 4,911
Accrued expenses	12,000
Total current liabilities	16,911
Stockholder's equity	
Common stock-no par value, 2,100 shares authorized, 200 shares issued and outstanding at stated value	20,000
Retained earnings	835,162
Total stockholder's equity	855,162
Total liabilities and stockholder's equity	$ 872,073

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Income
For The Year Ended December 31, 2002

Revenues	
Commissions	$ 946,454
Advisory fees	738,884
Management fees	490,504
Gain (loss) on sale of securities	25,307
Unrealized appreciation (depreciation) of investments	(10,815)
Interest and dividends	36,648
Other	38,601
	2,265,583
Expenses	
Broker commissions	178,952
Employee compensation	1,094,774
Employee benefits	91,153
Payroll and other taxes	65,064
Promotion and development	12,011
Occupancy and equipment	250,816
Communications	75,842
Professional fees	133,646
Other	32,992
	1,935,250
Net Income Before Extraordinary Item	330,333
Loss on extinguished debt of affiliated company	(892,789)
Net Loss	**$ (562,456)**

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Stockholder's Equity
For The Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total
Beginning balances	$20,000	$1,397,618	$1,417,618
Net loss	-	(562,456)	(562,456)
Equity withdrawals	-	0	0
Ending balances	$20,000	$ 835,162	$ 855,162

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Cash Flows
For The Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$(562,456)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	26,616
Gain on sale of securities	(25,307)
Unrealized (appreciation)depreciation of investments	10,815
Changes in:	
Accounts receivable	7,856
Interest receivable	5,754
Prepaid expenses	(5,093)
Other assets	(1,800)
Accounts payable	(2,944)
Accrued expenses	(76,715)
Total adjustments	(60,818)
Net cash provided (used) by operating activities	(623,274)
Cash flows from investing activities	
Proceeds from sale of investments	7,312,519
Purchases of investments	(7,253,314)
Purchase of other investments	(215,566)
Proceeds from sale of other investments	715,566
Purchase of property and equipment	(10,454)
Loans to related parties	(1,324,703)
Received from related parties	504,556
Forgiven related party receivable	892,789
Net cash provided (used) by investing activities	621,393
Cash flows from financing activities	
Net cash provided (used) by financing activities	0
Net increase (decrease) in cash	(1,881)
Cash at beginning of year	65,322
Cash at end of year	$ 63,441

The Company paid $8,974 in income taxes and $5,247 in interest during the year.

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements
For The Year Ended December 31, 2002

Note A - Summary of Significant Accounting Policies

Business

The Sachs Company is a registered investment advisor and broker dealer. The Company has historically derived a significant amount of its commissions and management fees from The Camelot Funds (formerly The Fairmont Fund Trust), which closed December 13, 2002. The financial statements have been prepared in conformity with generally accepted accounting principles with the exception of provision for depreciation and amortization. The difference between straight line and accelerated depreciation and amortization methods is not material to the financial statements taken as a whole.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and periodically writes off balances determined to be uncollectible.

Investments

Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis. Collectible investments are valued at cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using primarily accelerated methods over the estimated useful lives of the assets. The difference between straight-line and the accelerated method is not material to the financial statements taken as a whole.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2002

Note A - Summary of Significant Accounting Policies (Cont'd)

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2002 that could cause a potential obligation.

Income Taxes

The Sachs Company has elected Subchapter S status under the Internal Revenue Code and is not subject to federal or state income taxes which are the responsibility of the stockholder. The Company is responsible for payment of local income taxes on its income.

Note B - Investments

Investments consist of the following:

Marketable Securities	Cost	Market Value
Common stocks	$ 260,648	$ 257,130
Other Investments		
Collectibles	$ 2,400	$ 2,400

Unrealized gain (loss) on marketable securities is reported in the statement of income.

Note C - Property and Equipment

Property and equipment consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Equipment	$251,709	$220,816	$ 30,893
Leasehold Improvements	20,993	14,069	6,924
	$272,702	$234,885	$ 37,817

Depreciation expense was $26,616.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2002

Note D - Related Party Transactions

The Company had a management agreement with The Camelot Funds (formerly The Fairmont Fund Trust), (a trust which includes a mutual fund series, The Fairmont Fund) whereby the Company had agreed to provide investment advisory services and to pay certain expenses of the Fund. The sole stockholder of the Company was the manager of the Trust. For this, the Company received management fees equal to an annual rate of 2% of the first $10,000,000 of average daily net assets of the Fund, 1.5% of the next $20,000,000 of average daily net assets and 1% of average daily net assets over $30,000,000. Management fees received from The Fairmont Fund were $112,436 during the year. The Company, as a registered broker/dealer of securities, effected substantially all of the investment portfolio transactions for The Camelot Funds. For this service the Company received commissions of $89,039 during the year.

The Company leases office space and obtains occasional transportation from Kentucky Property Management ("KPM"), a sole proprietorship operated by the Company's sole shareholder. Amounts paid to KPM during 2002 totaled approximately $102,515. The Company loaned $112,500 and received repayments of $147,500 during the year.

Certain officers of The Sachs Company are also officers of Louisville Trust Company ("LTC"), a Kentucky state chartered bank authorized to provide only trust services. The Company's sole shareholder owns 100% of the voting stock of LTC. The Company provided financing, office space, support staff and services to LTC for a management fee of $126,000 and made loans of $1,085,755 during the year. These charges were added to an interest bearing demand note. During 2002, the Company received $8,891 interest on the note and $355,450 in principal payments.

In light of the common stock ownership of LTC and The Sachs Company, the mutual generation of income for the two companies, the relationship both companies have in sharing systems, space, personnel, and other costs, and the regulatory need for LTC to maintain a certain level of capital, The Sachs Company forgave the accumulated debt from LTC at the close of business on December 31, 2002. The amount of accumulated debt forgiven amounted to $892,789.

Amounts due from related parties at December 31, 2002 consist of the following:

Receivable from Kentucky Property Management	$315,000
Receivable from The Fairmont Fund	2,251
Receivable from Louisville Trust Holding Company	9,760
	$327,011

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2002

Note E - Leases

The Company leases its main office space at a current rate of $8,000.00 per month from KPM (a related party) pursuant to a month-to-month operating lease. Rent expense was $98,667 in 2002.

The Company has contracted for services under a month to month subscriber agreement with Reuters. The Company also has service leases with Checkfree Investment Services ("Checkfree") and Bloomberg L.P. ("Bloomberg"). The Company is obligated to pay $5,150 per month through December 2004 under the Checkfree agreement and $4,920 per quarter through September 2004 under the Bloomberg agreement.

Minimum lease payments follow:	2003	$81,480
	2004	76,560
	2005	0
	2006	0
	2007	0

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .05 to 1. Net capital, as defined, was $360,867, which exceeded the minimum required amount by $260,867.

Note G - Employee Benefit Plan

Substantially all of the Company's employees are covered under a qualified plan under Section 401(k) of the Internal Revenue Code. The Company ceased matching employee contributions effective March 31, 2002 but through that date and under provisions of the plan, the Company matched dollar for dollar the employees' pre-tax contributions, up to 5% of each employee's compensation with an annual maximum of $2,000 per employee. The amount contributed to the plan for the year ended December 31, 2002 was $5,851.

Note H – Contingent Liabilities

In 2002 a claim was brought against the Company and one of its registered representatives for $2,700,000 relating to transactions in an individual's pension plan and rollover IRA. The company is defending its position vigorously. Company counsel believes the Company to have strong and viable defenses available to it. However, its outcome is uncertain at the time of issuance of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2002

Note I – Subsequent Events

In January 2003, the National Association of Securities Dealers (NASD) imposed a fine of $10,000 against the Company for rule violations. This is to be paid in installments during 2003.

Note J – Subordinated Liabilities

There were no changes in liabilities subordinated to general creditors. The Company had no subordinated liabilities at the beginning of the year and no increases or decreases during the current year.

Additional Information

Schedule I

Morton H. Sachs and Co. dba
The Sachs Company
Computation of Net Capital
December 31, 2002

Computation of net capital	
Total stockholder's equity	$ 855,162
Deductions and charges:	
Non allowable assets:	
Receivables from non-customers	330,241
Property and equipment, net	37,817
Restricted securities	5,000
Other assets and prepaid expenses	76,123
	449,181
Net capital before haircuts on security positions	405,981
Haircuts on securities:	
Trading and investment securities:	
Other securities	37,820
Undue concentration	7,294
	45,114
Net capital	$ 360,867
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 1,127
Minimum dollar requirement	$ 100,000
Excess net capital	$ 260,867
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 359,740
Computation of aggregate indebtedness	
Total liabilities	$ 16,911
Total aggregate indebtedness	$ 16,911
Ratio of aggregate indebtedness to net capital	.05 to 1

Morton H. Sachs and Co. dba
The Sachs Company
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2002
Net capital, as reported in company's amended form X-17a-5, Part II	$360,867
Net audit adjustments	0
Net capital, as reported in Schedule I	$360,867

Inasmuch as Morton H. Sachs and Co. dba The Sachs Company is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Morton H. Sachs and Co. dba
The Sachs Company:

In planning and performing our audit of the financial statements of Morton H. Sachs and Co. dba The Sachs Company for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 18, 2003